# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rain Enhancement Technologies Holdco, Inc., CIK 0002028293
CUSIP: 75080J103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail N, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001189870

## Reporting persons
- Paul T. Dacier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,879,758; shared voting power 0; sole dispositive power 1,879,758; shared dispositive power 0; aggregate amount beneficially owned 1,879,758 (24.7% of the class)
- Rainwater LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,866,585; shared voting power 0; sole dispositive power 1,866,585; shared dispositive power 0; aggregate amount beneficially owned 1,866,585 (24.6% of the class)
  Comment: (1) Includes (i) 1,848,104 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Rain Enhancement Technologies Holdco, Inc. (the "Issuer") and (ii) 18,481 shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock"), of the Issuer, held by Rainwater LLC. Rainwater LLC is a limited liability company of which Paul T. Dacier is the sole member.
  
  (2) Includes 13,173 shares of Class A Common Stock held directly by Paul T. Dacier
  
  (3) The Class B Common Stock is convertible into shares of Class A Common Stock as described under the heading "Description of Holdco's Securities" in the Issuer's Registration Statement on Form S-4 (File No. 333-283425) and has no expiration date.
  
  (4) Based on 7,528,761 shares of Class A Common Stock outstanding as of February 6, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: Rain Enhancement Technologies Holdco, Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail N, Suite 200 Naples, FL 34103

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Paul T. Dacier and Rainwater LLC (together, the "Reporting Persons"):
Address of principal business office or, if none, residence:
The principal business address of the Reporting Persons is as follows:
92 Woodland Street
Sherborn, MA 01770
Citizenship: See response to Item 4 on the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover pages.
Shared power to vote or to direct the vote: See response to Item 6 on the cover pages.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover pages.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Paul T. Dacier: /s/ Paul T. Dacier, Paul T. Dacier (02/10/2025)
- Rainwater LLC: /s/ Paul T. Dacier, Paul T. Dacier/Sole Member (02/10/2025)